FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2021

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 05 May, 2021

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 05 May 2021
Result of AGM

Exhibit 99

UNILEVER PLC

ANNUAL GENERAL MEETING

ALL RESOLUTIONS APPROVED

Unilever PLC shareholders today approved all resolutions put to the 2021 Annual General Meeting. Voting was by poll on each resolution and the results are set out below.

BOARD APPOINTMENTS

The following directors stood for re-election and were duly re-elected by the shareholders of Unilever PLC:
Nils Andersen, Laura Cha, Judith Hartmann, Alan Jope, Andrea Jung, Susan Kilsby, Strive Masiyiwa, Youngme Moon, Graeme Pitkethly, John Rishton and Feike Sijbesma.

POLL RESULTS - ANNUAL GENERAL MEETING 5 MAY 2021

	TOTAL VOTES FOR	%	TOTAL VOTES AGAINST	%	TOTAL VOTES CAST	% OF SHARE CAPITAL VALIDLY CAST VOTED FOR AND AGAINST	VOTES WITHHELD
1. To receive the Report and Accounts for the year ended 31 December 2020	1,811,695,338	99.94%	1,120,917	0.06%	1,812,816,255	68.98%	7,621,326
2. To approve the Directors' Remuneration Report	1,755,659,010	96.88%	56,815,456	3.12%	1,812,474,466	68.96%	7,962,282
3. To approve the Directors' Remuneration Policy	1,694,098,948	93.51%	118,174,821	6.49%	1,812,273,769	68.96%	8,161,369
4. To approve the Climate Transition Action Plan	1,773,436,202	99.59%	7,484,010	0.41%	1,780,920,212	67.76%	39,514,930
5. To re-elect Mr N Andersen as a Non-Executive Director	1,805,058,501	99.43%	10,302,517	0.57%	1,815,361,018	69.07%	5,066,088
6. To re-elect Mrs L Cha as a Non-Executive Director	1,810,137,372	99.71%	5,271,647	0.29%	1,815,409,019	69.07%	5,022,665
7. To re-elect Dr J Hartmann as a Non-Executive Director	1,809,399,932	99.67%	5,945,278	0.33%	1,815,345,210	69.07%	5,088,056
8. To re-elect Mr A Jope as an Executive Director	1,814,062,194	99.93%	1,346,536	0.07%	1,815,408,730	69.07%	5,025,387
9. To re-elect Ms A Jung as a Non-Executive Director	1,777,346,994	97.91%	38,070,030	2.09%	1,815,417,024	69.07%	5,017,093
10. To re-elect Ms S Kilsby as a Non-Executive Director	1,719,206,287	94.71%	96,222,873	5.29%	1,815,429,160	69.08%	5,004,957
11. To re-elect Mr S Masiyiwa as a Non-Executive Director	1,808,212,174	99.61%	7,071,996	0.39%	1,815,284,170	69.07%	5,127,947
12. To re-elect Professor Y Moon as a Non-Executive Director	1,811,576,958	99.80%	3,721,224	0.20%	1,815,298,182	69.07%	5,113,935
13. To re-elect Mr G Pitkethly as an Executive Director	1,809,561,229	99.68%	5,761,348	0.32%	1,815,322,577	69.07%	5,086,540
14. To re-elect Mr J Rishton as a Non-Executive Director	1,766,204,720	97.31%	49,053,804	2.69%	1,815,258,524	69.07%	5,153,593
15. To re-elect Mr F Sijbesma as a Non-Executive Director	1,811,233,481	99.78%	4,031,509	0.22%	1,815,264,990	69.07%	5,145,777
16. To reappoint KPMG LLP as Auditors of the Company	1,783,483,941	98.35%	30,110,559	1.65%	1,813,594,500	69.01%	6,820,881
17. To authorise the Directors to fix the remuneration of the Auditor	1,792,572,201	98.85%	20,809,093	1.15%	1,813,381,294	69.00%	7,034,087
18. To authorise Political Donations and expenditure	1,761,159,425	97.40%	47,290,002	2.60%	1,808,449,427	68.81%	11,959,136
19. To approve the SHARES Plan	1,795,664,810	98.96%	18,833,861	1.04%	1,814,498,671	69.04%	5,916,084
20. To renew the authority to Directors to issue shares	1,765,160,312	97.02%	54,202,524	2.98%	1,819,362,836	69.22%	1,052,075
21. To renew the authority to Directors to disapply pre-emption rights	1,776,228,031	98.00%	36,356,700	2.00%	1,812,584,731	68.97%	7,825,663
22. To renew the authority to Directors to disapply pre-emption rights for the purposes of acquisitions or capital investments	1,777,536,610	98.01%	36,229,467	1.99%	1,813,766,077	69.01%	6,647,698
23. To renew the authority to the Company to purchase its own shares	1,796,210,602	99.00%	18,057,480	1.00%	1,814,268,082	69.03%	6,107,167
24. To shorten the notice period for General Meetings	1,694,149,982	93.38%	120,534,917	6.62%	1,814,684,899	69.05%	5,688,798
25. To adopt new Articles of Association	1,812,304,342	99.91%	1,712,379	0.09%	1,814,016,721	69.02%	6,353,696
26. To reduce the share premium account	1,812,249,179	99.91%	1,665,624	0.09%	1,813,914,803	69.02%	6,452,723

NOTES:
- The 'For' vote includes votes given at the Chairman's discretion and details of proxy votes cast are included to in the table above.
- As at 2.30pm on 5 May 2021 the total number of issued ordinary shares of Unilever PLC was 2,629,243,772 and Unilever PLC did not hold any ordinary shares in treasury. 1,053,291 shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever Group. The voting rights attaching to those ordinary shares are not exercisable. Therefore, as at 2.30pm on 5 May 2021 and excluding those ordinary shares (including ordinary shares represented by Unilever PLC ADSs) held by or on behalf of companies in the Unilever Group, the total number of Unilever PLC ordinary shares with exercisable voting rights was 2,628,190,481.

A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to and available for inspection at the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.  A copy of the resolutions can also be found in the Chairman's Letter and Notice of Meeting which is available on our website: www.unilever.com/AGM

5 May 2021

Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer  references; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2020 and the Unilever Annual Report and Accounts 2020.